UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-43228

Nicola Mining Inc.

(Translation of registrant’s name into English)

Suite 1012 – 1030 West Georgia Street, Vancouver, British Columbia V6E 2Y3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.   Form 20-F  ☐   Form 40-F  ☒

SUBMITTED HEREWITH

EXHIBIT

99.1	Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2026 and 2025

99.2	Management’s Discussion and Analysis for the three and six months ended June 30, 2026 and 2025

99.3	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate - CEO

99.4	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nicola Mining Inc.

/s/ Sam Wong
Sam Wong, Chief Financial Officer
Date: August 13, 2026